DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com

May 21, 2010	OUR FILE NO. 366415-10

VIA EDGAR AND OVERNIGHT DELIVERY

Tim Buchmiller
Senior Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	MagnaChip Semiconductor LLC
Registration Statement on Form S-1
Filed March 15, 2010
File No. 333-165467
Dear Mr. Buchmiller:
This letter is submitted on behalf of MagnaChip Semiconductor LLC (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed March 15, 2010 under Registration No. 333-165467 (the “Registration Statement”), as set forth in your letter to Mr. John McFarland dated May 18, 2010. The Company is filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”) in response to the Staff’s comments. For reference purposes, the text of your letter dated May 18, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 3 that have been revised in response to the comment.
Prospectus Summary, page 1
1.	Please tell us the reasons for the changes to the second paragraph of italicized text. Also tell us exactly when “prior to the closing of this offering” you intend to complete the corporate conversion. If you do not intend to complete that transaction prior to effectiveness of this registration statement, please tell us:
•	Which provisions of the governing documents of MagnaChip Semiconductor LLC permit it to issue shares of common stock;

•	How counsel will provide an unqualified opinion prior to effectiveness as required by Item 601(b)(5) of Regulation S-K as to an issuance of common stock by a limited liability company;

•	Whether you believe MagnaChip Semiconductor LLC will have a continuing reporting obligation pursuant to Exchange Act Section 15(d) and your analysis supporting your conclusions; and

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•	Whether you believe you will be required to comply with the proxy or information statement rules in connection with the corporate conversion, given that it appears a class of your securities will be registered pursuant to Exchange Act Section 12.
Response: In response to the Staff’s comment, the prospectus has been revised to confirm that the corporate conversion will be completed prior to the effectiveness of the registration statement.
Corporate Information, page 5
2.	Please expand your revisions added in response to prior comment 5 to clarify whether Avenue’s “investments” also involve managing and operating the issuers of the securities it acquires. Also revise to highlight for investors its financial interests in each of the transactions mentioned in your document.

Response: The prospectus has been revised on page 6 under the heading “Corporate Information” in response to the Staff’s comment to clarify that Avenue does not manage or operate the issuers of securities it acquires and to highlight the financial interests of Avenue in the transactions described in the prospectus.
Risk Factors, page 16
3.	We will continue to evaluate your response to prior comment 7 after you complete the blanks in your document, including the table on page 135.

Response: The Staff’s comment is noted. As per the Company’s prior responses, the Company advises the Staff that it anticipates that Avenue will sell sufficient shares in the offering such that the Company will not be a controlled company following the completion of the offering.
4.	Regarding your response to prior comment 35:
•	Please tell us when you intend to file the opinion required by Item 601(b)(8) of Regulation S-K; and

•	Given your revised disclosure on pages 156 and 157, please add appropriate risk factors regarding the uncertain tax consequences you note on those pages as well as the risk that investors in this offering may be subject to taxes.
Response: The Company notes the Staff’s comment and advises the Staff that an opinion of counsel regarding tax matters has been filed with Amendment No. 3 as Exhibit 8.1 (included in Exhibit 5.1). In addition, the prospectus has been revised under the heading “Risk Factors” on page 33 to add a risk factor regarding uncertain tax consequences and the risk that investors in the transaction may be subject to taxes.
Selected Historical Consolidated Financial and Operating Data, page 40
5.	We note that you refer to certain periods as audited and certain other periods as unaudited. We note a similar presentation on page 41. Since it appears that none of the information is

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audited, please remove this reference. If true, you may disclose that a particular period(s) amounts and balances were derived from audited financial statements.

Response: The prospectus has been revised on pages 10 and 42 in response to the Staff’s comment by deleting the references to “audited” and “unaudited” from the headings of the Selected Consolidated Historical Financial Data.
Unaudited Pro Forma Consolidated Financial Information, page 48
Notes to the Unaudited Pro Forma Consolidated Financial Information as of March 31, 2010 and for the Three Months Ended March 31, 2010, page 53
6.	Reference is made to adjustment (1). We see that this is a non-recurring adjustment. Please tell us how you determined that this adjustment is directly related to the transaction and expected to have a continuing impact. Refer to Rule 11-02(b)(6) of Regulation S-X. We note that non-recurring adjustments that Article 11 of Regulation S-X does not permitted to be reflected in pro forma income statements can be disclosed in the footnotes thereto.

Response: The Company respectfully advises the Staff that the referenced adjustment (1) on page 53 of the prospectus was to eliminate the effect of a material nonrecurring charge related to the inventory step up recorded as a result of fresh-start accounting that was included in the historical consolidated statement of operations for the three months ended March 31, 2010. The pro forma financial statements assume the Company emerged from bankruptcy as of January 1, 2009. The amortization of the inventory step up to cost of sales is based on the average inventory turns. Assuming the emergence from bankruptcy occurred on January 1, 2009, no amounts would be recorded in the March 31, 2010 statement of operations, as all amortization of the inventory step up would have been charged to cost of sales by March 31, 2009. As such, the Company is reversing the actual charge recorded in the historical statement of operations for the three months ended March 31, 2010, given that for pro forma financial statement purposes, no charge should be reflected in this period. The Company has revised the prospectus under the heading “Notes to Unaudited Pro Forma Consolidated Financial Information as of March 31, 2010 and for the Three Months Ended March 31, 2010” on page 53 to provide additional clarification. The Company respectfully submits that this treatment is consistent with guidance set forth in Rule 11-02(b)(5) of Regulation S-X which requires that income from continuing operations be presented “before nonrecurring charges or credits directly attributable to the transaction.” As these charges were nonrecurring, were related directly to the reorganization proceeding transaction and were incurred in the 12 month succeeding period, the Company believes that they should be excluded.

7.	Reference is made to adjustments (4) and (8). We will review pro forma earnings per share and your adjustment to reflect the change in capitalization when provided.

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Response: The Staff’s comment is noted. The Company will complete pro forma earnings per share and reflect the change in capitalization once all necessary information becomes available.
Notes to the Unaudited Pro Forma Consolidated Financial Information for the Twelve Month Period Ended December 31, 2009, page 55
8.	Reference is made to adjustment (1). Please revise to provide a tabular presentation that nets to the adjustment presented on you pro forma statement of operations.

Response: The Company notes the Staff’s comment and has revised the presentation of condensed pro forma statement of operations on page 56 of the prospectus and added a tabular presentation that agrees to the referred adjustment (1) under the heading “Notes to Unaudited Pro Forma Consolidated Financial Information for the Twelve Month Period Ended December 31, 2009” on page 57 of the prospectus.
9.	Reference is made to adjustment (2). As similarly noted above, this appears to be a non-recurring adjustment, please tell us how you determined such adjustment was appropriate based upon Rule 11-02(b)(6) of Regulation S-X.

Response: The Company respectfully advises the Staff that the referenced adjustment (2) on page 56 of the prospectus was to eliminate the effect of material nonrecurring charge that was included in the historical statement of operations for the two-month period ended December 31, 2009. The nonrecurring charge was directly attributable to the implementation of fresh-start accounting, specifically relating to the inventory step up required to be recorded, and is not expected to have a continuing impact as the amortization of this inventory step up would occur as inventory turns, which on average is 3 months. Therefore, the Company has removed the effect of such adjustment in presenting the pro forma income statement for the combined twelve month period ended December 31, 2009, in accordance with the guidance of Rule 11-02(b)(5) of Regulation S-X, which states that the pro forma income statement shall disclose income (loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. This is similar to the treatment applied to pro forma adjustment #4 to reverse the reorganization items, net as they are directly related to the transaction but are non-recurring in nature. In addition, the Company believes that this presentation is more transparent to the investors. For the reasons described in the response to Comment 6, the Company respectfully submits that this treatment is consistent with guidance set forth in Rule 11-02(b)(5) of Regulation S-X.

The Company has revised the prospectus under the heading “Notes to Unaudited Pro Forma Consolidated Financial Information for the Twelve-Month Period Ended December 31, 2009” on page 57 to provide additional clarification.
Management’s Discussion and Analysis ... page 57
Overview, page 57
10.	Please expand your revisions added in response to prior comment 11 to disclose, if true, that the performance of your products is not necessarily dependent on geometry, as stated in your response to prior comment 32 in your letter dated April 20, 2010.

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Response: The prospectus has been revised on page 60 under the heading “Overview” in response to the Staff’s comment to confirm that the performance of many of the Company’s products is not necessarily dependent upon geometry.
Liquidity and Capital Resources, page 84
11.	Please disclose the reasons for incurring indebtedness to fund the distribution to your unitholders. For example, did this distribution satisfy a contractual or other obligation.

Response: The prospectus has been revised on page 91 under the heading “Liquidity and Capital Resources” in response to the Staff to confirm that the distribution was funded through the notes offering due to market conditions and an assessment of the Company’s capital structure and that it was not the result of any contractual or other obligation.
Mobile Display Solutions, page 100
12.	Your revisions added in response to prior comment 16 refer only to actions you have taken to reduce die sizes, but do not clarify how you do not also move to smaller geometry processes. Therefore, we reissue prior comment 16.

Response: The prospectus has been revised on pages 106 and 107 under the heading “Display Solutions” in response to the Staff’s comment to clarify that the reduction of die size enables the Company to reduce costs without having to move to smaller geometries.
Customers, page 106
13.	We note from your revisions in response to prior comment 17 that 20% and 26% of your “net sales” were attributable to LG Display. Revise to clarify whether the percentage net sales to which you refer is a percentage of your consolidated net sales or a percentage of your net sales for your Display Solutions segment.

Response: The prospectus has been revised on page 113 under the heading “Customers” in response to the Staff’s comment to clarify that the percentage of net sales refers to the consolidated net sales.
Directors and Executive Officers, page 109
14.	Please indicate when Mr. Elkins started serving on the board of directors of Vertis and Milacron. If Mr. Elkins was elected to either of those boards in connection with reorganizations or refinancings involving affiliates of Avenue and was elected to those boards due to his position with Avenue, please disclose.

Response: The prospectus has been revised on page 117 under the heading “Directors and Executive Officers” in response to the Staff’s comment to confirm the dates of Mr. Elkins’ board service and that the Board service is related to an Avenue investment.

15.	Given your response to prior comment 18, please revise to provide the risk factor disclosure requested in prior comment 54 in our letter dated April 9, 2010.

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Response: The Company notes the Staff’s comment but respectfully submits that it does not believe that a risk factor regarding the business background of the Company’s directors is appropriate or required for full disclosure. The Company believes that any conclusion regarding the relative qualification of the Company’s directors as compared to others is subjective, with specific experience as an operating manager being only one factor. Moreover, the Company believes that the qualifications of a board should be evaluated in the context of the board as a whole and in this case should be evaluated in the context of the contributions expected from a board with varied backgrounds, including three directors with extensive operating experience. The disclosure in the prospectus regarding the background for the directors whose experience is principally in the investment management field was revised in prior amendments to delete references that may have been interpreted to suggest that they have greater operating experience. As a result, the Company believes that investors are provided balanced information which allows them to reach any conclusion they believe appropriate regarding the qualifications of each director and the board as a whole.
Assessment of Risk, page 113
16.	Please expand your revisions in response to prior comment 21 to clarify who reached the conclusions expressed here. For example, did management reach those conclusions without input from your board or did you board review and concur with management’s conclusions following management’s assessment?

Response: The prospectus has been revised on page 120 of the prospectus under the heading “Assessment of Risk” to confirm that the assessment was reached by the Board.
Summary Compensation Table, page 121
17.	We note your revisions in response to prior comment 29. If the $176,000 payment to Mr. Rowe was moved from the “Bonus” column to the “Salary” column, as indicated by note 11, then please clarify why the numbers in those columns did not change by $176,000.

Response: The Company advises the Staff that the Summary Compensation Table did not change by $176,000 as there were two offsetting changes. In reviewing the data, the Company discovered that there was an error in its original filing in that a separate $70,500 bonus to Mr. Rowe had been incorrectly included in his salary. Accordingly, the table was modified in Amendment No. 2 to move that amount to the bonus column. This resulted in a net increase in salary and net decrease in bonus of $105,500.

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     If you have any questions, please feel free to contact the undersigned by telephone at 650-833-2263 (or by facsimile at 650-687-1240) or Peter M. Astiz at 650-833-2036 (or by facsimile at 650-687-1159). Thank you for your cooperation and attention to this matter.
Very truly yours,
DLA Piper LLP (US)
/s/  Micheal Reagan
Micheal Reagan
Partner

cc:	Julie Sherman, SEC
Jay Webb, SEC
Geoffrey Kruczek, SEC
John McFarland, MagnaChip Semiconductor
Peter M. Astiz, Esq., DLA Piper LLP (US)
Khoa D. Do, Esq., DLA Piper LLP (US)
Kirk A. Davenport, III, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP